UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 11-K/A

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2003

                                     OR

[ ]   TRANSITION REPORT REQUIRED PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the transition period from ________ to ________.

Commission File Number 1-9065

                    Ecology and Environment, Inc. 401(k) Plan
                    -----------------------------------------
                            (Full title of the Plan)

               368 Pleasant View Drive, Lancaster, New York 14086
               --------------------------------------------------
                             (Address of the Plan)


                         Ecology and Environment, Inc.
                         -----------------------------
          (Name of issuer of the securities held pursuant to the Plan)

              368 Pleasant View Drive, Lancaster, New York 14086
              --------------------------------------------------
                    (Address of principal executive office)


                        EXPLANATION OF FIRST AMENDMENT
                        ------------------------------

          The Registrant, Ecology and Environment, Inc., (the "Company" or "EEI"), filed a Form 11-K on May 4, 2005 with the United States Securities and Exchange Commission, (the "SEC"). In that form, the "Report of Independent Registered Public Accounting Firm" was worded incorrectly and is hereby amended. All other items remain unchanged from the previously filed Form 11-K.

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------

To the Participants and Administrator of the Ecology and Environment, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ecology and Environment, Inc. 401(k) Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------
PRICEWATERHOUSECOOPERS LLP
Buffalo, New York
December 17, 2004


                                 SIGNATURE
                                 ---------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                          Ecology and Environment, Inc.
                                                   401(k) Plan
                                          -----------------------------
                                                 (Name of Plan)

                                     By:  Ecology and Environment, Inc.
                                          401(k) Plan Committee
                                          Plan Administrator

                                     By:  /s/ RONALD L. FRANK
                                          -----------------------------
                                          RONALD L. FRANK
                                          COMMITTEE MEMBER

DATE:  June 9, 2005